SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, Ra'anana 4366516, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos.  333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

6-K Item

1. MTS Receives Nasdaq Listing Determination; a Hearing is Scheduled and a Reverse Stock Split is Announced.

MTS Receives Nasdaq Listing Determination; a Hearing is Scheduled and a
Reverse Stock Split is Announced

Ra’anana, Israel / River Edge, NJ, USA – August 24, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms (the “Company”), today announced that  it received a notice from the Listing Qualifications Staff of NASDAQ Stock Market LLC indicating that unless the Company timely requests a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The Nasdaq Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the Company does not qualify for the additional cure period of 180 days.

The Company requested a hearing before the Panel and a hearing has been scheduled for October 5, 2017. The delisting action is stayed pending the Panel’s determination and the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market pending the issuance of the Panel’s decision following the hearing and the expiration of any extension granted by the Panel.

The Company has begun the process to effect a one (1) share for three (3) share reverse split to regain compliance and expects that on September 5, 2017, subject to receiving Nasdaq approval, it will consummate the reverse stock split of the Company’s issued and outstanding shares. The reverse split was approved at the Company's Annual Meeting of Shareholders held on August 13, 2017. The reverse split is expected to cure the deficiency (the Company's share price must rise above the minimum $1.00 per share for at least 10 consecutive days).

Upon completion of the reverse split, one ordinary share, NIS 0.03 nominal value per share will be exchanged for three ordinary shares NIS 0.01 nominal value. No fractional shares will be issued as a result of the reverse split. As of August 23, 2017, there were 9,356,566 ordinary shares outstanding and after the reverse split there will be approximately 3,118,855 ordinary shares outstanding.

The exchange agent for the reverse split is American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, N.Y. 11219 (tel: (718) 921- 8317 or (877) 248-6417). Once effective, the post-split shares will trade on the Nasdaq Capital Market under the same symbol "MTSL".

About MTS
Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: alon.mualem@mtsint.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

Date: August 24, 2017	By: /s/ Alon Mualem
Alon Mualem
Chief Financial Officer and Interim Chief Executive Officer